Exhibit (a)(5)(J)

This is press release by Oak Leaf B.V. pursuant to the provisions of Section 15 paragraph 2 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Capitalized terms not otherwise defined herein have the meaning set out in the offer memorandum dated 19 June 2013 with respect to the voluntary public cash offer made by Oak Leaf B.V. for all issued and outstanding shares in the capital of D.E MASTER BLENDERS 1753 N.V. (the Offer Memorandum).

Oak Leaf B.V.	Press Release

Acceptance Period for D.E MASTER BLENDERS 1753 bid extended until 17 September 2013

Shareholder acceptance at 89.7%

Haarlem, 16 August 2013 — Oak Leaf B.V. (the Offeror), a newly incorporated company wholly owned by a Joh. A. Benckiser-led investor group, today announces, in accordance with Section 5.7 of the Offer Memorandum, related to its offer on all shares of D.E MASTER BLENDERS 1753 N.V. (DEMB), and Section 15 of the Dutch Decree on Public Takeover Bids, the extension of the Acceptance Period until 17:40 hours CET (11:40 EST) on 17 September 2013.

All references in the Offer Memorandum to 17:40 hours CET (11:40 hours EST) on 15 August 2013 will be changed, unless the context requires otherwise, to 17:40 hours CET (11:40 EST) on 17 September 2013.

Any Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each Shareholder, in accordance with Section 5.4 of the Offer Memorandum and Section 15 paragraph 3 of the Dutch Decree on Public Takeover Bids, to withdraw the Shares already tendered.

At 17:40 hours CET (11:40 EST) on 15 August 2013, being the Initial Acceptance Closing Date, 444,141,969 Shares, representing approximately 74.7% of the Shares, had been tendered to the Offeror. The Shares tendered under the Offer, together with the 89,532,998 Shares held by Acorn Holdings B.V., an indirect 100% shareholder of the Offeror, prior to commencement of the Offer, amount to a total of 533,674,967 Shares, representing approximately 89.7% of the Shares.

This announcement is made with reference to the joint press releases by the Offeror, a newly incorporated company wholly owned by Joh. A. Benckiser led investor group, and DEMB dated 12 April 2013, 10 May 2013, 6 June 2013, 12 June 2013 and 19 June 2013 and the press release by the Offeror dated 8 August 2013 in respect of the public cash offer for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of DEMB at an offer price of EUR 12.50 (cum dividend) for each Share (on a fully diluted basis), subject to customary conditions.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Additional Information

On 19 June 2013, the Offeror announced that the Offer Memorandum is publicly available and the acceptance period would begin at 09:00 hours CET (03:00 hours EST) on 20 June 2013. Further information regarding the

Offer is contained in the Offer Memorandum (including further details on the impact that waiving the minimum acceptance condition may have on the Shareholders) and the position statement, which are available free of charge on the websites of the SEC at www.sec.gov and of DEMB at www.demasterblenders1753.com. Copies of the Offer Memorandum are also available free of charge at the offices of DEMB and Rabobank International, who is acting as exchange agent for the Offer. The Offer Memorandum contains important information and should be read carefully and in its entirety before any decision is made with respect to the Offer. This press release is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer Memorandum and any amendments or supplements to such Offer Memorandum. The Offeror is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If the Offeror becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, the Offeror will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot comply, the Offeror will not make the Offer to the holders of Shares in that jurisdiction.

About the Offeror and Joh. A. Benckiser

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (JAB) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with JAB’s: the family is focused on the very long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.